Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2025 and 2024

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	June 30, 2025 (Unaudited)		December 31, 2024 (Audited)		June 30, 2024 (Unaudited)
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$35,033	6	$36,260	7	$37,712	7
Financial assets at fair value through profit or loss	1	—	—	—	1	—
Hedging financial assets	—	—	1	—	—	—
Contract assets	8,062	2	8,401	1	7,495	2
Trade notes and accounts receivable, net	23,649	5	26,026	5	23,631	4
Receivables from related parties	128	—	193	—	86	—
Inventories	11,947	2	12,087	2	11,072	2
Prepayments	6,300	1	3,138	1	6,370	1
Other current monetary assets	39,731	7	23,408	4	32,417	6
Incremental costs of obtaining contracts	339	—	339	—	282	—
Other current assets	3,508	1	3,115	1	3,809	1

Total current assets	128,698	24	112,968	21	122,875	23

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	1,110	—	1,005	—	1,072	—
Financial assets at fair value through other comprehensive income	5,770	1	4,667	1	4,966	1
Financial assets at amortized cost	2,000	—	2,000	—	—	—
Investments accounted for using equity method	8,543	2	8,879	2	8,211	2
Contract assets	4,402	1	4,327	1	4,166	1
Property, plant and equipment	285,035	52	289,840	54	284,970	53
Right-of-use assets	11,121	2	10,912	2	11,130	2
Investment properties	12,281	2	12,302	2	11,506	2
Intangible assets	63,003	12	66,283	12	69,489	13
Deferred income tax assets	1,747	—	1,661	—	2,063	—
Incremental costs of obtaining contracts	1,174	—	1,222	—	1,060	—
Net defined benefit assets	9,227	2	8,884	2	6,278	1
Prepayments	5,457	1	4,461	1	3,895	1
Other noncurrent assets	4,727	1	4,886	2	4,572	1

Total noncurrent assets	415,597	76	421,329	79	413,378	77

TOTAL	$544,295	100	$534,297	100	$536,253	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$480	—	$215	—	$365	—
Financial liabilities at fair value through profit or loss	—	—	—	—	—	—
Hedging financial liabilities	13	—	2	—	—	—
Contract liabilities	16,457	3	16,301	3	15,219	3
Trade notes and accounts payable	11,121	2	17,743	3	9,827	2
Payables to related parties	145	—	480	—	226	—
Current tax liabilities	6,424	1	6,822	1	5,773	1
Lease liabilities	3,804	1	3,558	1	3,562	1
Dividends Payable	38,787	7	—	—	36,910	7
Other payables	23,170	4	26,581	5	22,467	4
Provisions	661	—	442	—	317	—
Current portion of long-term loans	10,708	2	8,803	2	1,600	—
Other current liabilities	947	—	1,050	—	978	—

Total current liabilities	112,717	20	81,997	15	97,244	18

NONCURRENT LIABILITIES
Long-term loans	1,627	—	1,631	1	—	—
Bonds payable	19,792	4	21,689	4	30,486	6
Contract liabilities	6,971	1	7,541	2	7,725	2
Deferred income taxes liabilities	2,720	1	2,658	1	2,573	1
Provisions	317	—	535	—	498	—
Lease liabilities	7,236	1	7,334	1	7,452	1
Customers’ deposits	5,179	1	5,311	1	5,137	1
Net defined benefit liabilities	2,134	—	2,107	—	2,138	—
Other noncurrent liabilities	7,255	1	7,688	1	6,916	1

Total noncurrent liabilities	53,231	9	56,494	11	62,925	12

Total liabilities	165,948	29	138,491	26	160,169	30

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	15	77,574	15	77,574	14

Additional paid-in capital	150,060	28	150,054	28	149,828	28

Retained earnings
Legal reserve	77,574	15	77,574	15	77,574	14
Special reserve	2,676	—	2,676	—	2,676	—
Unappropriated earnings	56,528	10	74,362	14	55,589	11

Total retained earnings	136,778	25	154,612	29	135,839	25

Others	1,193	—	586	—	722	—

Total equity attributable to stockholders of the parent	365,605	68	382,826	72	363,963	67
NONCONTROLLING INTERESTS	12,742	3	12,980	2	12,121	3

Total equity	378,347	71	395,806	74	376,084	70

TOTAL	$544,295	100	$534,297	100	$536,253	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2025		2024		2025		2024
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$56,731	100	$54,116	100	$112,539	100	$109,059	100
OPERATING COSTS	34,955	62	33,286	62	69,158	61	67,740	62

GROSS PROFIT	21,776	38	20,830	38	43,381	39	41,319	38

OPERATING EXPENSES
Marketing	6,412	11	6,191	11	12,552	11	12,122	11
General and administrative	1,795	3	1,680	3	3,588	3	3,317	3
Research and development	1,101	2	1,005	2	2,131	2	1,948	2
Expected credit loss (reversal of credit loss)	(72)	—	24	—	48	—	80	—

Total operating expenses	9,236	16	8,900	16	18,319	16	17,467	16

OTHER INCOME AND EXPENSES	5	—	(4)	—	6	—	(1)	—

INCOME FROM OPERATIONS	12,545	22	11,926	22	25,068	23	23,851	22

NON-OPERATING INCOME AND EXPENSES
Interest income	302	—	239	—	514	—	395	1
Other income	344	1	287	1	381	—	325	—
Other gains and losses	31	—	(48)	—	6	—	(33)	—
Interest expenses	(93)	—	(83)	—	(182)	—	(166)	—
Share of profits of associates and joint ventures accounted for using equity method	5	—	24	—	43	—	37	—

Total non-operating income and expenses	589	1	419	1	762	—	558	1

INCOME BEFORE INCOME TAX	13,134	23	12,345	23	25,830	23	24,409	23
INCOME TAX EXPENSE	1,049	2	843	2	4,013	4	3,657	3

NET INCOME	12,085	21	11,502	21	21,817	19	20,752	20

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	469	1	(386)	(1)	1,037	1	241	—
Gain or loss on hedging instruments subject to basis adjustment	(13)	—	—	—	(12)	—	—	—
Share of other comprehensive income (loss) of associates and joint ventures	(2)	—	1	—	(1)	—	1	—

	454	1	(385)	(1)	1,024	1	242	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2025		2024		2025		2024
	Amount	%	Amount	%	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$(505)	(1)	$33	—	$(431)	—	$137	—
Share of other comprehensive income (loss) of associates and joint ventures	(30)	—	(3)	—	(23)	—	22	—

	(535)	(1)	30	—	(454)	—	159	—

Total other comprehensive income (loss), net of income tax	(81)	—	(355)	(1)	570	1	401	—

TOTAL COMPREHENSIVE INCOME	$12,004	21	$11,147	20	$22,387	20	$21,153	20

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$11,636	20	$11,207	20	$20,955	18	$20,217	20
Noncontrolling interests	449	1	295	1	862	1	535	—

	$12,085	21	$11,502	21	$21,817	19	$20,752	20

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$11,596	20	$10,848	19	$21,560	19	$20,586	19
Noncontrolling interests	408	1	299	1	827	1	567	1

	$12,004	21	$11,147	20	$22,387	20	$21,153	20

EARNINGS PER SHARE
Basic	$1.50		$1.45		$2.70		$2.61

Diluted	$1.50		$1.44		$2.70		$2.60

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Others
							Exchange
							Differences
							Arising	Unrealized
							from the	Gain or Loss			Total Equity
			Retained Earnings				Translation of	on Financial	Gain or Loss		Attributable to
		Additional		Special	Unappropriated	Total Retained	the Foreign	Assets at	on Hedging		Stockholders	Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Reserve	Earnings	Earnings	Operations	FVOCI	Instruments	Total Others	of the Parent	Interests	Total Equity
BALANCE, JANUARY 1, 2024	$77,574	$149,828	$77,574	$2,899	$72,059	$152,532	$(168)	$521	$—	$353	$380,287	$12,432	$392,719
Appropriation of 2023 earnings
Special reserve	—	—	—	(223)	223	—	—	—	—	—	—	—	—
Cash dividends recognized by Chunghwa	—	—	—	—	(36,910)	(36,910)	—	—	—	—	(36,910)	—	(36,910)
Cash dividends recognized by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(898)	(898)
Net income for the six months ended June 30, 2024	—	—	—	—	20,217	20,217	—	—	—	—	20,217	535	20,752
Other comprehensive income for the six months ended June 30, 2024	—	—	—	—	—	—	135	234	—	369	369	32	401

Total comprehensive income for the six months ended June 30, 2024	—	—	—	—	20,217	20,217	135	234	—	369	20,586	567	21,153

Changes in equities of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	18	18
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	2	2

BALANCE, JUNE 30, 2024	$77,574	$149,828	$77,574	$2,676	$55,589	$135,839	$(33)	$755	$—	$722	$363,963	$12,121	$376,084

BALANCE, JANUARY 1, 2025	$77,574	$150,054	$77,574	$2,676	$74,362	$154,612	$23	$564	$(1)	$586	$382,826	$12,980	$395,806
Appropriation of 2024 earnings
Cash dividends recognized by Chunghwa	—	—	—	—	(38,787)	(38,787)	—	—	—	—	(38,787)	—	(38,787)
Cash dividends recognized by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,094)	(1,094)
Net income for the six months ended June 30, 2025	—	—	—	—	20,955	20,955	—	—	—	—	20,955	862	21,817
Other comprehensive income (loss) for the six months ended June 30, 2025	—	—	—	—	(2)	(2)	(417)	1,036	(12)	607	605	(35)	570

Total comprehensive income (loss) for the six months ended June 30, 2025	—	—	—	—	20,953	20,953	(417)	1,036	(12)	607	21,560	827	22,387

Changes in equities of subsidiaries	—	6	—	—	—	—	—	—	—	—	6	10	16
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	19	19

BALANCE, JUNE 30, 2025	$77,574	$150,060	$77,574	$2,676	$56,528	$136,778	$(394)	$1,600	$(13)	$1,193	$365,605	$12,742	$378,347

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$25,830	$24,409
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	16,708	16,450
Amortization	3,336	3,345
Amortization of incremental costs of obtaining contracts	472	437
Expected credit loss	48	80
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	85	72
Interest expense	182	166
Interest income	(514)	(395)
Dividend income	(275)	(235)
Compensation cost of share-based payment transactions	2	4
Share of profits of associates and joint ventures accounted for using equity method	(43)	(37)
Loss (gain) on disposal of property, plant and equipment	(6)	1
Gain on disposal of financial instruments	—	(1)
Loss (gain) on disposal of investments accounted for using equity method	6	(61)
Provision for impairment loss and obsolescence of inventory	14	36
Gain on disposal of subsidiaries	(15)	—
Others	(52)	34
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	256	(1,181)
Trade notes and accounts receivable	2,300	1,126
Receivables from related parties	65	(8)
Inventories	119	413
Prepayments	(2,968)	(3,405)
Other current assets	(396)	(987)
Other current monetary assets	(205)	(71)
Incremental cost of obtaining contracts	(424)	(629)
Increase (decrease) in:
Contract liabilities	(407)	1,296
Trade notes and accounts payable	(6,613)	(4,569)
Payables to related parties	(335)	(159)
Other payables	(2,876)	(2,127)
Provisions	1	(7)
Net defined benefit plans	(316)	(275)
Other current liabilities	(106)	(4)

Cash generated from operations	33,873	33,718

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2025	2024
Interests paid	$(154)	$(138)
Income taxes paid	(4,436)	(4,349)

Net cash provided by operating activities	29,283	29,231

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	(65)	(313)
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	—	3
Acquisition of financial assets at fair value through profit or loss	(191)	(112)
Proceeds from disposal of financial assets at fair value through profit or loss	—	5
Acquisition of investments accounted for using equity method	(14)	(112)
Net cash outflow from loss of control of subsidiaries	(9)	—
Acquisition of property, plant and equipment	(11,490)	(10,250)
Proceeds from disposal of property, plant and equipment	10	8
Acquisition of intangible assets	(54)	(102)
Acquisition of investment properties	(2)	—
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(34,494)	(47,078)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	18,771	35,505
Decrease in other noncurrent assets	129	55
Increase in prepayments for leases	(1,191)	(690)
Interests received	369	381
Dividends received	159	153
Proceeds from profit distribution of financial assets at fair value through profit or loss	1	—

Net cash used in investing activities	(28,071)	(22,547)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	580	540
Repayments of short-term loans	(250)	(760)
Decrease in customers’ deposits	(121)	(173)
Payments for the principal of lease liabilities	(2,116)	(1,941)
Decrease in other noncurrent liabilities	(433)	(490)
Cash dividends distributed to noncontrolling interests	(1)	(4)
Change in other noncontrolling interests	13	14

Net cash used in financing activities	(2,328)	(2,814)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2025	2024
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(111)	$18

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,227)	3,888
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	36,260	33,824

CASH AND CASH EQUIVALENTS, END OF PERIOD	$35,033	$37,712

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 and 2024

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of June 30, 2025 and 2024, the related consolidated statements of comprehensive income for the three months ended June 30, 2025 and 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the six months ended June 30, 2025 and 2024 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.